April 8, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, D.C. 20549

Attention:	Mr. Brian Cascio Accounting Branch Chief

Re:	Avanex Corporation

Form 10-K for the fiscal year ended June 30, 2004

Form 10-Q for the quarter ended December 31, 2004

Form 8-K dated November 1, 2004

Form 8-K dated January 31, 2005

File No. 0-29175

Dear Mr. Cascio:

This letter is to confirm my telephone conversation with Gary Todd, Reviewing Accountant, of April 8, 2005, in which he agreed to allow Avanex Corporation to respond to the Staff’s April 7, 2005 comment letter by Friday, May 6, 2005, except for Comments 11-12, to which we intend to respond by Friday, April 15, 2005.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

AVANEX CORPORATION

/S/ LINDA REDDICK
Linda Reddick Chief Financial Officer